FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **June**, 2002

MDS INC.

(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	Document
1.	**Interim Financial Statements - Q2**
2.	

Document 1



the need has never been greater

MDS
Science advancing health

MDS Inc.
Interim Report

April 30, 2002
(unaudited)

Q2

MDS reports solid performance in second quarter

Revenues increased by 10% to $448 million. Earnings per share from core businesses, which include the Life Sciences and Health segments and exclude non-recurring items, grew 94% to $0.33 compared to $0.17 in the second quarter of 2001. Basic earnings per share doubled from $0.11 in the second quarter of 2001 to $0.22 in the same period this year.

The second quarter shows continued improvement in our operating results. I am especially pleased with the performance in our Life Sciences businesses where MDS Pharma Services and MDS Sciex have contributed to the significant growth in operating income in the first half of 2002.

Operating results by reportable segment for the quarter were (amounts in millions of Canadian dollars):

Second Quarter	2002			2001		
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income	Operating Margin
Life Sciences	**272**	**66**	**24%**	232	33	14%
Health	**175**	**11**	**6%**	174	15	9%
Core Businesses	**447**	**77**	**17%**	406	48	12%
Proteomics	**1**	**(13)**	**n/m**	1	(15)	n/m
	448	**64**	**14%**	407	33	8%

Items that have an impact on the year over year comparability of earnings per share for the quarter are summarized below:

Second Quarter	2002	2001
Earnings per share from core businesses	**$ 0.33**	$ 0.17
Sale of MDS Matrx	**(0.05)**	—
Impact of MDS Proteomics	**(0.06)**	(0.06)
Basic earnings per share	**$ 0.22**	$ 0.11

Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew to $272 million from $232 million for the same period in 2001, an increase of 17%. Operating income increased to $66 million in the quarter from $33 million in the same period last year.

Performance in the Life Sciences segment was driven by continued strength in the analytical instrument business and MDS Pharma Services. Our results at MDS Sciex were buoyed by strong sales of the API series instruments. MDS Pharma Services revenues grew as well, up 19% over the same period last year. Our isotopes business performed well; in particular, the medical isotopes business was up 9%.

During the quarter there were a number of important developments in our Life Sciences businesses including:

- The announcement of a multi-year contract with Astra Zeneca to provide customized pharmacology screening.
- Continued our global growth with the expansion of our MDS Pharma Services locations in Neptune, New Jersey and Hamburg, Germany.
- MDS Sciex and Applied Biosystems, our joint venture partner in the LCMS market, were awarded US$52.6 million in a patent infringement lawsuit against Micromass in the US. Our competitor has withdrawn the infringing products from sale in the US market.
- The FDA approved Zevalin, a radiotherapeutic drug for the treatment of Non-Hodgkins Lymphoma. MDS Nordion began shipping yttrium-90, the essential radiolabel associated with Zevalin, to radiopharmacies across North America in March.

Health Segment

In the Health segment, revenues were $175 million compared to $174 in the prior year. Operating income for this segment was $11 million compared to $15 million in 2001, a reflection of the loss related to the sale of MDS Matrx. The Diagnostics business grew 9% in the second quarter, as a result of growth in our US and Canadian lab businesses.

In the quarter, we divested of MDS Matrx—a small medical distribution business in Buffalo, New York in a management buyout of the business. The divestment of this business will have negligible impact on future operating income and will allow us to focus our management time on more strategic business opportunities.

Proteomics Segment

In the Proteomics segment, operating losses were $13 million dollars in a quarter that focused on furthering the building of relationships with potential pharma and biotech partners. MDS Proteomics continues to make good progress in advancing their partnership discussions with the biotech and pharma industries.

Outlook

I am very pleased with our performance in the first half of 2002. Our businesses are performing well, and we are anticipating continued strong performance as we move through the later half of the year. Virtually all our businesses showed improvements in operating income in the second quarter.

John A. Rogers **(SIGNED)**
President and Chief Executive Officer

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

Management's Discussion and Analysis of Operating Results and Financial Position

Overview

During the second quarter of fiscal 2002, our businesses have shown a continuation of the strength that was initially evident in the first quarter. Our core businesses, comprising the Life Sciences and Health segments, have shown strong growth in revenues. In our Life Sciences segment, revenue growth has been accompanied by continued improvements in operating margins.

Summary Consolidated Results	Second Quarter			Six Months		
	2002	2001	**Change**	**2002**	2001	**Change**
Revenues	**448**	407	**10%**	**866**	801	**8%**
Operating income	**64**	33	**94%**	**104**	72	**44%**
Basic earnings per share	**$ 0.22**	$ 0.11	**100%**	**$ 0.35**	$ 0.52	**(33%)**

Items that have an impact on the comparability of earnings per share for the quarter and the year-to-date are summarized below (fiscal 2001 figures are before goodwill amortization to be consistent with 2002):

	Second Quarter		Six Months	
	2002	2001	**2002**	2001
Earnings per share from core businesses	**$ 0.33**	$ 0.17	**$ 0.52**	$ 0.34
Gain from issue of shares by MDS Proteomics	**—**	—	**—**	0.26
Sale of MDS Matrx	**(0.05)**	—	**(0.05)**	—
Impact of MDS Proteomics	**(0.06)**	(0.06)	**(0.12)**	(0.08)
Basic earnings per share	**$ 0.22**	$ 0.11	**$ 0.35**	$ 0.52

Segment Results

Second Quarter	2002			2001		
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income	Operating Margin
Life Sciences	**272**	**66**	**24%**	232	33	14%
Health	**175**	**11**	**6%**	174	15	9%
Core businesses	**447**	**77**	**17%**	406	48	12%
Proteomics	**1**	**(13)**	**n/m**	1	(15)	n/m
	448	**64**	**14%**	407	33	8%

Six Months	2002			2001		
	Revenues	**Operating Income**	**Operating Margin**	Revenues	Operating Income	Operating Margin
Life Sciences	**512**	**108**	**21%**	457	64	14%
Health	**352**	**22**	**6%**	342	33	10%
Core businesses	**864**	**130**	**15%**	799	97	12%
Proteomics	**2**	**(26)**	**n/m**	2	(25)	n/m
	866	**104**	**12%**	801	72	9%

[Tabular amounts are in millions of Canadian dollars, except where noted.]

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2001 for additional details regarding risks affecting the business.

During the second quarter, we disposed of our interest in MDS Matrx to a management group. Fiscal 2001 revenues from the Health segment include $23 million of revenues from MDS Matrx, of which $12 million were earned in the second quarter. No revenues have been reported for MDS Matrx for the second quarter of the current year.

Life Sciences

Review of operations—Revenues from Life Sciences businesses in the quarter were:

	2002	2001	Change
Isotopes	**88**	85	**4%**
Analytical instruments	**56**	39	**44%**
Pharmaceutical services	**128**	108	**19%**
Total	**272**	232	**17%**

Strong revenue growth from Pharma Services and the continuing exceptional performance of our high-end mass spectrometry equipment drove the improvement in Life Sciences results for this quarter compared to last year.

Revenues from MDS Pharma Services were 19% higher, with this increase attributable principally to our discovery and early-stage research services. These businesses have a large fixed cost component and therefore the revenue increases have contributed significantly to the improved margin from this segment. The rate of growth in Pharma Services accelerated in the second quarter. We expect revenue growth to remain strong over the balance of the year, although we do not expect the rate of growth from the second quarter to be maintained throughout the year. In recent months, preclinical services have seen a significant increase in customer demand. While this field has long been viewed as a bottleneck in the drug discovery process, it is too early to say if the recent increase in demand reflects a long-term trend.

Strong sales of our API 4000 mass spectrometer continued, and we have seen both orders and shipments increase for each quarter since its introduction. While sales of the older API 3000 have softened, this softening has been more than offset by sales of the new equipment. We are also seeing new growth in our time-of-flight equipment.

Medical isotopes continued its steady growth, achieving a 9% increase compared to the same quarter last year. Therapy systems revenues were also higher, although they are still below year to date 2001 levels because of the especially strong first quarter in 2001. Cobalt supply kept revenues from Ion Technologies below last year's levels, partially offsetting the growth in the other two areas.

The operating margin for Life Sciences increased to 24% for the quarter, a significant improvement over last quarter and when compared to this quarter last year. Continued strength in sales of high-end mass spectrometers as well as the improvement in Pharma Services are the primary reasons for the increase. In fact, the operating margin of MDS Pharma Services has improved by nearly 100% compared to the prior year quarter. This improvement is attributable to both the growth in revenues for the business unit and the completion of integration activities late last year.

Capital expenditures—Purchases of capital assets amounted to $30 million for the second quarter compared to $20 million last year.

Outlook and risk—MDS, along with our partner Applied Biosystems, achieved a significant court victory in March when a US court awarded us US$47.5 million in a patent infringement suit against a UK-based competitor, Micromass, Inc., a subsidiary of Waters Corporation. The jury in the trial found that Micromass has infringed on certain technology that is fundamental to our LCMS mass spectrometers. As a result of the verdict, Micromass suspended shipments of certain of its models. On May 23, a judge upheld the verdict, added prejudgment interest of US$5.1 million, and issued a permanent injunction against the sale of Micromass products containing the affected technology in the US. Micromass has stated that they intend to appeal the decision in the case and also that they will be able to replace the infringing technology in the affected models. Meanwhile, we view this ruling as a validation of the quality of our equipment and technologies. At this time, we cannot predict the likelihood of success of an appeal of the verdict or whether or how much of the awarded damages we will be able to collect. Consequently, we have given no accounting recognition to this award in our financial statements.

IDEC Pharmaceuticals announced late in March that Zevalin, containing our yttrium-90 isotope, was available for sale. We are receiving orders for this new product, and our partners at IDEC are projecting revenues from Zevalin will grow during the later part of this year. We expect to see revenues from yttrium-90 sales ramp up during the remainder of fiscal 2002 and into fiscal 2003.

Our investment with Ontario Power Generation Inc. to increase our supply of cobalt and additional investment to further expand our cyclotron capacity and secure our supply of other isotopes remain on track. We are working with our key customers to ensure that their objectives related to security of supply are met.

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2002	2001	**Change**
Canadian laboratories	**97**	90	**8%**
US laboratories	**34**	30	**13%**
Diagnostics	**131**	120	**9%**
Distribution	**44**	54	**(19%)**
Total	**175**	174	**1%**

Revenue growth in Diagnostics was 9%. This was consistent with the organic growth achieved in the first quarter. US revenues reflect growth from our existing partnerships (each of which is up compared with the prior year) and our management contract with Duke University Health System. We continue to earn management fee revenue from Duke while we work towards completing formal partnership agreements. We are also engaged in a thorough operational review to identify efficiency improvements in the network.

Source Medical has been affected in a limited way by the challenge of the loss of the Baxter Canada distribution contract. This has had only a minor impact on reported results, as the distribution fee-based contract was only marginally profitable. Source has entered into new distribution agreements that will offset this lost business with more profitable revenues and is now working to integrate these new customers into the company's distribution system.

The sale of MDS Matrx has been reflected effective February 1 and is the cause of the drop in revenues from the Distribution business. These operations did not make a significant contribution to operating income in the segment.

The reported operating margin for Health businesses of 6% reflects the impact of a loss realized on the sale of MDS Matrx. Excluding the impact of this loss, the operating margin from these businesses was approximately 10%, an improvement over last year. This improvement reflects continued strengthening of our US operations coupled with ongoing margin improvements in Canada.

Capital expenditures and long-term investments—Purchases of new capital assets by Health businesses totalled $3 million in both 2002 and 2001.

Outlook and risks—Our disposal of MDS Matrx in the quarter will not have a significant impact on our results going forward and is consistent with our objective of focusing on our key strategic businesses.

We are continuing to pursue new partnerships with US hospital networks. Recently, esoteric laboratory services have become the subject of merger activity in the US laboratory market, and this has affected esoteric laboratories to which we outsource a portion of the clinical testing required in our hospital networks. These changes have caused our partners and us to look carefully at the way in which we approach our esoteric testing needs. The esoteric portion of the market is small but growing rapidly and is often the entry point for new tests such as those that can be expected to arise from advances in genomics and proteomics. For these reasons, we are developing an esoteric capability within our US networks.

Proteomics

Review of operations—Revenues from Proteomics for the quarter were level with last year and continue to reflect smaller, individual service contracts. The $13 million operating loss for the quarter includes $3 million of depreciation and amortization.

During the second quarter, MDS lent MDS Proteomics $20 million related to a tax restructuring that will enable MDS to gain the benefit of certain tax assets belonging to Protoemics but from which Proteomics is not able to benefit.

Capital expenditures and long-term investments—Purchases of new capital assets by MDS Proteomics totalled $1 million in the second quarter compared to $4 million in 2001.

Outlook and risks—We are continuing to pursue large development contracts and partnerships with pharmaceutical and biotechnology companies and do not expect to see significant revenues from Proteomics until such agreements are in place. We are hopeful that new agreements will be announced before the end of the fiscal year.

In January, we announced a breakthrough study on the action of proteins within yeast. In March, we announced that MDS Proteomics developed a novel method to determine if drugs and drug targets are effective in combating disease. By identifying the key regulatory protein "switches" inside human cells, MDS Proteomics and its partners can accurately distinguish between healthy and diseased cells to uncover the key protein targets against which new drugs will be targeted. This technology represents a new way to accelerate the drug development process. We believe that customers and potential partners are looking for just this sort of leading-edge scientific thinking when choosing a supplier or partner and will continue to invest in this key research. Meanwhile, the pace of development in this industry continues to increase and significant future investment will be required.

With the loan from MDS, the company has cash on hand that will fund development at existing levels until the end of fiscal 2002. Acquiring additional funding remains a priority for management of MDS and MDS Proteomics, and we are confident that Proteomics will achieve both revenue and funding agreements during 2002.

Management's Discussion and Analysis

Corporate

Review of operations—Net debt was $420 million at the end of this quarter compared to $424 million at the end of the first quarter and $382 million at October 31, 2001. Net interest expense for the quarter of $3 million remains low due to continued historically low interest rates in North America, where most of our borrowing is done. Interest capitalized on the MAPLE project was $2 million compared to $3 million last year.

The effective tax rate for the quarter was 47% compared to 50% in the same quarter last year. The tax rate applicable to our core businesses is 44%. We have recorded the tax benefit of losses at Proteomics at future, lower tax rates, and this accounts for the high reported tax rate.

Our European Pharma Services operations have improved, and most European operations are now profitable. As a result, we have substantially lessened the amount of European tax losses for which we are unable to record a tax recovery for accounting purposes. We expect continued improvement in European profitability, and this will have the effect of further reducing our tax rate for core businesses. Although the tax rate for core businesses is expected to drop, the recent tax restructuring of our interest in MDS Proteomics will result in future losses at MDS Proteomics being ineligible for accounting recognition.

Liquidity and Capital Resources

Cash on hand at April 30, 2002 was $203 million. Operating working capital was $85 million at the end of April compared to $66 million at the end of January. The Company has adequate cash resources to fund its current growth initiatives.

At quarter-end, the Company had drawn $523 million of its long-term debt facility. During the first quarter, we exercised a term-out option on a portion of our long-term credit facility. This portion of our long-term debt is due in February 2003 and consequently is reported as a current liability in the balance sheet for the second quarter. While MDS has adequate cash and operating debt facilities to repay this debt, we currently expect to refinance it on a long-term basis.

Outlook

Our results for fiscal 2002 to date have exceeded our plans. The strong performance in our Life Sciences businesses has been very encouraging, as are the results of our Diagnostics business.

The balance of the year is looking promising. Our order rate in analytical instruments has remained at high levels, supported in part by the uncertainty surrounding the ability of a key competitor to resume shipments in the US. In addition, our central clinical trials laboratories are developing significant contract backlog. Also encouraging, our European late-stage clinical trials business has seen improved revenues and is now generating an operating profit.

During the third quarter, we expect to see the sales impact of the product launch of Zevalin. We began commercial production of Zevalin in April, and while it is too early to predict the success of this product, it has attracted significant attention as the first of what could be a new class of cancer treatments.

Consolidated Statements of Income

(millions of Canadian dollars)	Three months to April 30 2002	Three months to April 30 2001	Six months to April 30 2002	Six months to April 30 2001
Net revenues	**$ 448**	$ 407	**$ 866**	$ 801
Direct costs	**(281)**	(263)	**(559)**	(521)
Depreciation and amortization	**(21)**	(18)	**(42)**	(36)
Other operating costs	**(88)**	(94)	**(169)**	(174)
Equity earnings and investment gains	**6**	1	**8**	2
Operating income	**64**	33	**104**	72
Gain on issue of shares by MDS Proteomics	**—**	—	**—**	36
	64	33	**104**	108
Interest expense —long-term	**(4)**	(5)	**(8)**	(10)
—other	**(1)**	—	**(1)**	(1)
Dividend and interest income	**2**	3	**4**	7
Minority interest	**(1)**	(1)	**(1)**	(2)
Income before income taxes	**60**	30	**98**	102
Income taxes	**(28)**	(15)	**(48)**	(30)
Income before amortization of goodwill	**32**	15	**50**	72
Amortization of goodwill (net of tax)	**—**	(9)	**—**	(17)
Net income	**$ 32**	$ 6	**$ 50**	$ 55
Earnings per share (note 3)				
Basic	**$ 0.22**	$ 0.11	**$ 0.35**	$ 0.52
Fully diluted	**$ 0.21**	$ 0.10	**$ 0.34**	$ 0.50

Consolidated Statements of Retained Earnings

(millions of Canadian dollars)	Three months to April 30 2002	Three months to April 30 2001	Six months to April 30 2002	Six months to April 30 2001
Retained earnings, beginning of period	**$ 474**	$ 452	**$ 457**	$ 405
Net income	**32**	6	**50**	55
Repurchase of shares and options	**(2)**	(3)	**(3)**	(5)
Dividends —cash	**(4)**	(4)	**(4)**	(4)
—stock	**(2)**	(2)	**(2)**	(2)
Retained earnings, end of period	**$ 498**	$ 449	**$ 498**	$ 449

Consolidated Statements of Financial Position

As at April 30 with comparatives at October 31 (millions of Canadian dollars)	2002	2001
Assets		
Current		
Cash and short-term investments	**$ 216**	$ 183
Accounts receivable	**307**	299
Inventories	**161**	162
Income taxes recoverable	**8**	8
Prepaid expenses	**19**	24
Future tax assets	**5**	5
	716	681
Capital assets	**682**	661
Future tax assets	**71**	72
Long-term investments and other (note 2)	**234**	192
Goodwill and other intangibles	**798**	796
Total assets	**$ 2,501**	$ 2,402
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	**$ 13**	$ 12
Accounts payable and accrued liabilities	**295**	320
Deferred income	**88**	89
Income taxes payable	**29**	22
Current portion of long-term debt	**232**	17
	657	460
Long-term debt	**391**	536
Deferred income and other	**76**	81
Future tax liabilities	**31**	21
Minority interest	**58**	61
	1,213	1,159
Shareholders' equity		
Share capital (note 3)	**793**	789
Retained earnings	**498**	457
Cumulative translation adjustment	**(3)**	(3)
	1,288	1,243
Total liabilities and shareholders' equity	**$ 2,501**	$ 2,402

Consolidated Statements of Cash Flows

	Three months to April 30		Six months to April 30	
(millions of Canadian dollars)	**2002**	2001	**2002**	2001
Operating activities				
Net income	**$ 32**	$ 6	**$ 50**	$ 55
Items not affecting current cash flow (note 4)	**39**	13	**59**	—
Cash flow from operations	**71**	19	**109**	55
Changes in non-cash working capital balances relating to operations (note 4)	**(31)**	(3)	**(41)**	(22)
	40	16	**68**	33
Investing activities				
Acquisitions	**(1)**	(5)	**(1)**	(14)
Purchase of capital assets	**(34)**	(27)	**(59)**	(58)
Proceeds on divestitures	**6**	—	**6**	—
Other	**(3)**	(9)	**(43)**	(4)
	(32)	(41)	**(97)**	(76)
Financing activities				
Long-term debt issued	**6**	62	**70**	80
Long-term debt repayments	**—**	—	**—**	(127)
Increase (decrease) in deferred income and other	**1**	(72)	**(3)**	(76)
Payment of cash dividends	**(4)**	(4)	**(4)**	(4)
Issuance of shares	**1**	1	**3**	3
Repurchase of shares and options	**(1)**	(3)	**(2)**	(5)
Issuance of shares of subsidiary for cash	**—**	—	**—**	15
Minority interest distributions	**(2)**	(2)	**(5)**	(5)
Cash effects of translation of foreign subsidiaries	**(1)**	(2)	**2**	(1)
	—	(20)	**61**	(120)
Increase (decrease) in cash during the period	**8**	(45)	**32**	(163)
Cash position, beginning of period	**195**	179	**171**	297
Cash position, end of period	**$ 203**	$ 134	**$ 203**	$ 134

Note: Cash position comprises cash and short-term investments less bank indebtedness.

Notes to Consolidated Financial Statements

(All tabular amounts in millions of Canadian dollars, except where noted.)

1. Accounting Policies

These financial statements have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2001, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective November 1, 2001, the Company adopted the requirements of CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review annually or more frequently if deemed appropriate. As of the adoption date, the Company has completed its impairment testing on the balance of goodwill and intangible assets and no impairment loss has been recorded. The Company has determined that it has no intangible assets of indefinite life.

Effective November 1, 2001, the Company adopted CICA Handbook section 3500, "Earnings per Share", which requires the use of the treasury method to calculate diluted earnings per share. The requirements of section 3500 were adopted retroactively and fully diluted EPS figures for the prior year were restated. As a result, the Company's fully diluted EPS decreased by $0.01 for the three months ended April 30, 2001 and by $0.02 for the six months then ended.

2. Long-term Investments

Operating income for the period includes $6 million [2001 – $1] as the Company's share of earnings of significantly influenced companies and partnerships.

3. Earnings Per Share

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended April 30 was 139.8 million basic and 142.1 million fully diluted [2001 – 139.5 and 143.1]. For fiscal 2001, earnings per share after goodwill amortization for the three months ended April 30 were $0.05 [fully diluted – $0.04].

4. Supplementary Cash Flow Information

Non-cash flow items affecting net income comprise:

	Three months to April 30		Six months to April 30	
	2002	2001	**2002**	2001
Depreciation and amortization	**$ 20**	$ 18	**$ 42**	$ 36
Amortization of goodwill	**—**	9	**—**	18
Minority interest	**1**	—	**1**	1
Future income taxes	**15**	(14)	**13**	(19)
Equity earnings (net of distribution)	**(4)**	—	**(4)**	—
Gain on issuance of shares by a subsidiary	**—**	—	**—**	(36)
Other	**7**	—	**7**	—
	$ 39	$ 13	**$ 59**	$ —

Changes in non-cash working capital balances relating to operations include:

	Three months to April 30		Six months to April 30	
	2002	2001	**2002**	2001
Accounts receivable	**$ (26)**	$ (9)	**$ (15)**	$ (25)
Inventories	**(7)**	(18)	**(8)**	(20)
Accounts payable and deferred income	**2**	26	**(22)**	24
Income taxes	**(2)**	4	**6**	10
Foreign exchange and other	**2**	(6)	**(2)**	(11)
	$ (31)	$ (3)	**$ (41)**	$ (22)

5. Segmented Information

	Three months to April 30, 2002				Three months to April 30, 2001			
	Life Sciences	**Health**	**Proteomics**	**Total**	Life Sciences	Health	Proteomics	Total
Net revenues	**$ 272**	**$ 175**	**$ 1**	**$ 448**	$ 232	$ 174	$ 1	$ 407
Operating income	**66**	**11**	**(13)**	**64**	33	15	(15)	33
Revenues by products and services:								
Medical isotopes				**88**				85
Analytical equipment				**56**				39
Pharmaceutical research services				**128**				108
Clinical laboratory services				**131**				120
Distribution and other				**44**				54
Proteomics				**1**				1

	Six months to April 30, 2002				Six months to April 30, 2001			
	Life Sciences	**Health**	**Proteomics**	**Total**	Life Sciences	Health	Proteomics	Total
Net revenues	**$ 512**	**$ 352**	**$ 2**	**$ 866**	$ 457	$ 342	$ 2	$ 801
Operating income	**108**	**22**	**(26)**	**104**	64	33	(25)	72
Revenues by products and services:								
Medical isotopes				**166**				169
Analytical equipment				**102**				77
Pharmaceutical research services				**244**				211
Clinical laboratory services				**253**				235
Distribution and other				**99**				107
Proteomics				**2**				2
Total assets at April 30	**$ 1,873**	**$ 436**	**$ 192**	**$ 2,501**	$ 1,682	$ 484	$ 161	$ 2,327

6. Figures

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.

Executive Management Team

Wilfred G. Lewitt
Chairman

John A. Rogers
President and
Chief Executive Officer

Gary W. Goertz
Executive Vice-President Finance
and Chief Financial Officer

James M. Reid
Executive Vice-President
Organization Development

Edward K. Rygiel
Executive Vice-President, MDS Inc.,
President and Chief Executive Officer, MDS Capital Corp.

Ronald H. Yamada
Executive Vice-President
Global Markets and Corporate Affairs

R. Ian Lennox
President and Chief Executive Officer
Drug Discovery & Development Sector

John A. Morrison
President and Chief Executive Officer
Isotope Sector

Alan D. Torrie
President and Chief Executive Officer
Diagnostic Sector

Robert W. Breckon
Senior Vice-President
Corporate Development

Peter E. Brent
Senior Vice-President and General Counsel
and Corporate Secretary

Mary E. Federau
Senior Vice-President
Talent Development

John D. Gleason
Senior Vice-President
Global Business Excellence

Investors' Quick Reference

Mailing Address

MDS Inc.
100 International Blvd.
Toronto, Ontario, Canada
M9W 6J6
Telephone: (416) 675-7661
Fax: (416) 675-0688

Website Address
www.mdsintl.com

Shareholder Link Service
1 (888) MDS-7222

Transfer Agent and Registrar, Stock Dividend and Share Purchase Plan
CIBC Mellon Trust Company
Toronto, Ontario, Canada
1 (800) 387-0825

Investor Relations Contact
Sharon Mathers
Vice-President, Investor Relations
and Corporate Communications
(416) 675-6777 ext. 2695
email: smathers@mdsintl.com

Stock Listing
Toronto Stock Exchange
Symbol – MDS
New York Stock Exchange
Symbol – MDZ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **June 21, 2002**

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary